Exhibit 4.1

FIRST AMENDMENT

to the

PREFERRED STOCK RIGHTS AGREEMENT

between

ACTEL CORPORATION

and

WELLS FARGO BANK, N.A.

This First Amendment (the “First Amendment”) to the Preferred Stock Rights Agreement is made and entered into as of October 2, 2010 between ACTEL CORPORATION, a California corporation (the “Company”), and WELLS FARGO BANK, N.A., a national banking association, as Rights Agent (the “Rights Agent”).

R E C I T A L S

WHEREAS, the Company and the Rights Agent entered into the Preferred Stock Rights Agreement dated as of October 17, 2003 (the “Rights Agreement”);

WHEREAS, Section 27 of the Rights Agreement provides that, prior to the Distribution Date (as defined in the Rights Agreement), the Company may supplement or amend the Rights Agreement in any respect without the approval of any holders of Rights (as defined in the Rights Agreement);

WHEREAS, the Company, Microsemi Corporation, a Delaware corporation (“Microsemi”), and Artful Acquisition Corp., a California corporation and wholly-owned subsidiary of Microsemi (“Purchaser”), intend to enter into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, among other things, Purchaser shall make a cash tender offer to purchase all of the issued and outstanding shares of common stock, $0.001 par value per share, of the Company and the associated preferred stock purchase rights issued in connection with this Rights Agreement for $20.88 per share (the “Offer”) net to the holder thereof in cash, and Purchaser will merge with and into the Company (the “Merger”), in each case on the terms and subject to the conditions of the Merger Agreement, the Offer and the Merger;

WHEREAS, on October 2, 2010, the Board of Directors of the Company resolved to amend the Rights Agreement to, among other things, render the Rights inapplicable to the Offer and the Merger and the other transactions contemplated by the Merger Agreement, and authorized the execution and delivery of this First Amendment; and

WHEREAS, the Company intends to modify the terms of the Rights Agreement in certain respects as set forth herein, and in connection therewith, is entering into this First Amendment and directing the Rights Agent to enter into this First Amendment.

NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1. Capitalized Terms. All capitalized, undefined terms used in this First Amendment shall have the meanings assigned thereto in the Rights Agreement.

2. Amendments.

(a) Section 1(a) of the Rights Agreement is hereby amended by adding the following language to the end of Section 1(a):

“Notwithstanding anything in this Agreement that might otherwise be deemed to the contrary, neither Microsemi Corporation, a Delaware corporation (“Microsemi”), nor any of its stockholders, Affiliates or Associates, including Artful Acquisition Corp., a California corporation and wholly-owned subsidiary of Microsemi (“Purchaser”), shall be deemed to be an Acquiring Person solely by reason of: (i) the approval, execution or delivery of, or the consummation of the transactions contemplated by the Agreement and Plan of Merger dated as of October 2, 2010 by and among Microsemi, the Company and Purchaser, including any amendment or supplement thereto (the “Microsemi Merger Agreement”); (ii) the commencement, conduct and consummation of the Offer (as defined in the Microsemi Merger Agreement), (iii) the consummation of the Merger (as defined in the Microsemi Merger Agreement); or (iv) the approval, execution or delivery of, or the consummation of the transactions contemplated by the Tender and Support Agreement, dated as of October 2, 2010 by and among Microsemi, Purchaser and the other parties listed on Annex I thereto, including any amendment or supplement thereto (the “Microsemi Support Agreement”). In addition, notwithstanding anything in this Agreement that might otherwise be deemed to the contrary, no Triggering Event, no Shares Acquisition Date and no Distribution Date shall be deemed to have occurred solely by reason of any of the foregoing.”

(b) Section 11 of the Rights Agreement is hereby amended by adding the following new paragraph to the end of Section 11:

“(n) Notwithstanding anything in this Agreement that might otherwise be deemed to the contrary, no event requiring an adjustment to the Exercise Price, the number and kind of shares or other property covered by each Right or the number of Rights outstanding, or any other adjustment contemplated by Section 11 of the Rights Agreement, shall be deemed to have occurred solely by reason of: (i) the approval, execution or delivery of, or the consummation of the transactions contemplated by the Microsemi Merger Agreement; (ii) the commencement, conduct and consummation of the Offer (as defined in the Microsemi Merger Agreement); (iii) the announcement or consummation of the Merger (as defined in the Microsemi Merger Agreement); or (iv) the consummation of the transactions contemplated by the Microsemi Support Agreement, including any amendment or supplement thereto.”

3. Effective Date. This First Amendment shall become effective as of immediately prior to the execution of the Microsemi Merger Agreement and the Microsemi Support Agreement.

4. Effect of Amendment. Except as expressly provided herein, the Rights Agreement shall be and remain in full force and effect.

5. Governing Law. This First Amendment shall be governed by, construed and enforced in accordance with the laws of the State of California without reference to the conflicts or choice of law principles thereof.

6. Counterparts. This First Amendment may be executed in separate counterparts, each of which when executed and delivered is an original but all of which taken together constitute one and the same instrument.

7. Fax Transmission. A facsimile or other reproduction of this First Amendment may be executed by one or more parties hereto, and an executed copy of this First Amendment may be delivered by one or more parties hereto by facsimile or similar instantaneous electronic transmission device pursuant to which the signature of or on behalf of such party can be seen, and such execution and delivery shall be considered valid, binding and effective for all purposes. At the request of any party hereto, all parties hereto agree to execute an original of this First Amendment as well as any facsimile or other reproduction thereof.

8. Certification. The undersigned officer of the Company, being an appropriate officer of the Company and authorized to do so by resolution of the Board of Directors of the Company duly adopted and approved at a meeting held October 2, 2010, hereby certifies to the Rights Agent that this amendment is in compliance with Section 27 of the Rights Agreement.

IN WITNESS WHEREOF, the Company and the Rights Agent have caused this First Amendment to be duly executed as of the date first above written.

ACTEL CORPORATION

By:	/s/ David L. Van De Hey

Name:	David L. Van De Hey

Title:	VP & General Counsel

WELLS FARGO BANK, N.A.
as Rights Agent

By:	/s/ Pamela E. Herlich

Name:	Pamela E. Herlich

Title:	Vice President, Account Management